UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Red Violet, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

75704L104
(CUSIP Number)

Joshua B. Weingard, Esq. Red Violet, Inc. 2650 North Military Trail, Suite 300 Boca Raton, Florida 33431 (561) 757-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104

(1)		Names of reporting persons
Dubner Derek

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
525,547(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
525,547(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
525,547(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
3.8%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 512,213 shares of common stock of Red Violet, Inc. held directly by Derek Dubner and (ii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Dubner on November 30, 2023 and vesting on December 1, 2024 (the “Dubner RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the exercise of the Dubner RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
MacLachlan Daniel

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
328,551(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
328,551(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
328,551(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
2.4%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 314,751 shares of common stock of Red Violet, Inc. held directly by Daniel MacLachlan, (ii) 466 shares of common stock of Red Violet, Inc. held by an IRA, and (iii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. MacLachlan on November 30, 2023 and vesting on December 1, 2024 (the “MacLachlan RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the exercise of the MacLachlan RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
Reilly James Patrick

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
200,625(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
200,625 (1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
200,625 (1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
1.5%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 187,291 shares of common stock of Red Violet, Inc. held directly by James Patrick Reilly and (ii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Reilly on November 30, 2023 and vesting on December 1, 2024 (the “Reilly RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the exercise of the Reilly RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
Dell Jeffrey Alan

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
128,578(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
128,578(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
128,578(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
0.9%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 118,578 shares of common stock of Red Violet, Inc. held directly by Jeffrey Alan Dell and (ii) 10,000 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Dell on November 30, 2023 and vesting on December 1, 2024 (the “Dell RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,000 shares of common stock of Red Violet, Inc. issuable upon the exercise of the Dell RSUs.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons. This Amendment is being filed to update the Schedule 13D to reflect that the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

On November 25, 2024, the Reporting Persons mutually agreed that they no longer intended to act together and orally agreed to dissolve and terminate their informal oral agreement to act as a “group” for purposes of Regulation 13D solely with respect to the Common Stock of the Company. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons no longer may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

As described in Item 2, on November 25, 2024, the Reporting Persons mutually agreed to dissolve and terminate their informal oral agreement to act as a “group” for purposes of Regulation 13D solely with respect to the Common Stock of the Company. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, effective as of November 25, 2024, the Reporting Persons no longer may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and each of Messrs. Dubner, MacLachlan, Reilly and Dell, separately beneficially owns less than 5% of the outstanding Common Stock of the Company and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

The Reporting Persons regularly review their investments in the Company and, based upon such review, reserve their rights to take such actions on an individual basis in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings with respect to the securities relating to the Company, and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to add the following:

(a) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. As of the date of this filing, the Reporting Persons together, beneficially own 8.6% of the shares of Common Stock outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and individually as follows:

(1) Mr. Dubner beneficially owns an aggregate of 525,546 shares of Common Stock, or 3.8%.

(2) Mr. MacLachlan beneficially owns an aggregate of 328,551 shares of Common Stock, or 2.4%.

(3) Mr. Reilly beneficially owns an aggregate of 200,625 shares of Common Stock, or 1.5%.

(4) Mr. Dell beneficially owns an aggregate of 128,578 shares of Common Stock, or 0.9%.

As of the date of this filing, the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, and beneficially own the shares of Common Stock as set forth next to their names:

Shareholder Name	No. of Shares Beneficially Owned(1)	Percentage Ownership		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Derek Dubner	525,547	3.8	%(2)	525,547	0	525,547	0
Daniel MacLachlan	328,551	2.4	%(3)	328,551	0	328,551	0
James Patrick Reilly	200,625	1.5	%(4)	200,625	0	200,625	0
Jeffrey Alan Dell	128,578	0.9	%(5)	128,578	0	128,578	0

(1)	Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other Reporting Person.
(2)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dubner RSUs.
(3)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the MacLachlan RSUs.
(4)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Reilly RSUs.
(5)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,000 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dell RSUs.

(c) During the past 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

(1) On November 25, 2024, each of the Reporting Persons sold 10,000 shares of Common Stock in the open market to third parties, at a price of $37.25, as reported on the Form 4s filed November 25, 2024.

(2) An aggregate of 12,084 shares were disposed to the Company by Mr. Dubner for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. Dubner.

(3) An aggregate of 12,084 shares were disposed to the Company by Mr. MacLachlan for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. MacLachlan.

Also, Mr. MacLachlan gifted/made a charitable donation of 1,875 shares of Common Stock to a qualified religious and educational organization.

(4) An aggregate of 12,084 shares were disposed to the Company by Mr. Reilly for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. Reilly.

(5) An aggregate of 7,765 shares were disposed to the Company by Mr. Dell for tax obligations upon the vesting of RSUs.

Also, an aggregate of 23,625 RSUs were awarded to Mr. Dell.

(e) As of November 25, 2024, as described in Item 2 and Item 4 above, each of the Reporting Persons has ceased to be a part of any “group” within the meaning of the Exchange Act that may have been deemed to have been formed among the Reporting Persons and, accordingly, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Company’s outstanding Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons previously disclosed an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Company. On November 25, 2024, the Reporting Persons mutually orally agreed to terminate such oral agreement in its entirety effective as of November 25, 2024. The Reporting Persons previously reported on this statement that, by virtue of the arrangements described in the statement, the Reporting Persons may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Effective as of the termination of their oral agreement, the Reporting Persons no longer may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Any further filings with respect to securities of the Company will be filed, if required, separately by Messrs. Dubner, MacLachlan, Reilly and Dell, separately. Messrs. Dubner, MacLachlan, Reilly and Dell no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Company owned by any other Reporting Person. As a result, the Reporting Persons no longer may be deemed to beneficially own more than 5% of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 25, 2024

Signature	/s/ Derek Dubner

Name	Derek Dubner

Signature	/s/ Daniel MacLachlan

Name	Daniel MacLachlan

Signature	/s/ James Patrick Reilly

Name	James Patrick Reilly

Signature	/s/ Jeffrey Alan Dell

Name	Jeffrey Alan Dell